Scorpio Bulkers Inc. Announces Financial Results for the First Quarter of 2016
MONACO-(Marketwired - May 3, 2016) - Scorpio Bulkers Inc. (NYSE: SALT) (“Scorpio Bulkers”or the “Company”) today reported its results for the first quarter of 2016.
Results for the three months ended March 31, 2016 and 2015
For the first quarter of 2016, the Company’s adjusted net loss was $33.4 million, or $1.12 adjusted loss per diluted share, which excludes a loss/write off of vessels and assets held for sale of $12.4 million, the write off of deferred financing costs on credit facilities that will no longer be used of $2.5 million and a charterhire contract termination fee of $10.0 million, or $0.84 loss per diluted share (see Non-GAAP Financial Measures below). For the first quarter of 2016, the Company had a GAAP net loss of $58.3 million, or $1.96 loss per diluted share.
For the first quarter of 2015, the Company’s adjusted net loss was $16.8 million or $1.16 adjusted loss per diluted share, which excludes a write down of assets held for sale of $31.8 million and the write off of deferred financing costs on credit facilities that will no longer be used of $3.5 million, or $2.44 loss per diluted share (see Non-GAAP Financial Measures below). For the first quarter of 2015, the Company had a GAAP net loss of $52.1 million, or $3.60 loss per diluted share.
Recent Significant Events
Below is a summary of the voyages fixed thus far in the second quarter of 2016:

•	For the Kamsarmax fleet: approximately $4,231 per day for 66% of the days

•	For the Ultramax fleet: approximately $4,765 per day for 64% of the days
Below is a summary of the TCE revenue earned during the first quarter of 2016:

•	For the Kamsarmax fleet: approximately $3,331 per day

•	For the Ultramax fleet: approximately $3,462 per day
Equity Raise
During the first quarter of 2016, the Company raised net proceeds of approximately $60.6 million through the issuance of 21 million shares of common stock at $3.00 per share. Scorpio Services Holding Limited and certain of the Company's directors purchased an aggregate of 5,030,000 Common Shares at the public offering price.
Cancellation and Modification of Shipbuilding Contracts and the Delay of Vessel Deliveries
During the first quarter of 2016, the Company canceled a shipbuilding contract for a Kamsarmax bulk carrier that was expected to be delivered in April 2016. The Company has been released of any and all obligations and rights arising out of the shipbuilding contract, including the final installment of $19.3 million. As a result of this cancellation, in the first quarter of 2016 the Company recorded a loss of approximately $11.6 million.
Additionally, the Company reached agreements with shipyards to delay the delivery of two Ultramax vessels and six Kamsarmax vessels under construction by approximately six months each. These vessels, previously expected to be delivered between March 2016 and September 2016 are now expected to be delivered between September 2016 and April 2017. As a result, $42.2 million that would have been paid to shipyards during 2016 is now expected to be paid in 2017.
The Company also reached an agreement with a shipyard in China to reduce the price to be paid under the final installments of the construction contracts in respect to two Ultramax vessels to be delivered in Q2 2016 by approximately $0.9 million in aggregate.
Cancellation of Four Time Charter-in Contracts
During the first quarter of 2016, the Company reached agreement with the counterparties of four of its time charter-in agreements to terminate the agreements for a one time payment of $10.0 million in the aggregate.

Vessel Sale Program Update
During the fourth quarter of 2015, the Company, with approval from its board of directors, agreed to sell 11 Capesize vessels. The sales of eight vessels were not completed during 2015 and as such were categorized as held for sale at December 31, 2015. During the first quarter of 2016, the sale of all eight vessels was completed. Upon completion of the sales, the Company recorded additional expenses related to the vessels held for sale at December 31, 2015 amounting to $0.8 million.
Newbuilding Vessels Deliveries
During the first quarter of 2016, the Company took delivery from shipyards of the following newbuilding vessels:

•	SBI Sousta, a Kamsarmax vessel, was delivered from Hudong-Zhonghua (Group) Co., Ltd.

•	SBI Behike, a Capesize vessel, was delivered from Daehan Shipbuilding Co., Ltd. (1)

•	SBI Rock, a Kamsarmax vessel, was delivered from Jiangsu Yangzijiang Shipbuilding Co., Ltd.

•	SBI Monterrey, a Capesize vessel, was delivered from Daehan Shipbuilding Co., Ltd. (1)

•	SBI Achilles, an Ultramax vessel, was delivered from Imabari Shipbuilding Co., Ltd.

•	SBI Montecristo, a Capesize vessel, was delivered from Sungdong Shipbuilding & Marine Engineering Co., Ltd. (1)

•	SBI Lambada, a Kamsarmax vessel, was delivered from Hudong-Zhonghua (Group) Co., Ltd.

•	SBI Hercules, an Ultramax vessel, was delivered from Imabari Shipbuilding Co., Ltd.

•	SBI Reggae, a Kamsarmax vessel, was delivered from Hudong-Zhonghua (Group) Co., Ltd.

•	SBI Aroma, a Capesize vessel, was delivered from Sungdong Shipbuilding & Marine Engineering Co., Ltd. (1)

•	SBI Hermes, an Ultramax vessel, was delivered from Imabari Shipbuilding Co., Ltd.

•	SBI Perseus, an Ultramax vessel, was delivered from Chengxi Shipyard Co., Ltd.

•	SBI Cohiba, a Capesize vessel, was delivered from Sungdong Shipbuilding & Marine Engineering Co., Ltd. (1)
Between April 1, 2016 and April 29, 2016, the Company took delivery from shipyards of the following newbuilding vessels:

•	SBI Zeus an Ultramax vessel, was delivered from Mitsui Engineering & Shipbuilding Co., Ltd.

(1)	Vessel sold subsequent to delivery.
Liquidity and Debt
Fleet Financing Update
During the first quarter of 2016, the Company amended all of its credit facilities to reduce the minimum cash liquidity covenant to the greater of $25.0 million or $0.7 million per owned vessel. In accordance with the amendments and adjusting for the recent cancellation of a shipbuilding contract as announced on April 3, 2016, the Company agreed to prepay approximately $40.1 million in aggregate of principal installments on outstanding borrowings and certain expected future borrowings under our credit agreements, representing the next 12 months of installments on those borrowings, and will not be required to make the installment payments on certain of our borrowings that would have been due during the 12 subsequent months approximating $25.6 million. This $25.6 million will be due upon final maturity of each borrowing.
Of the $40.1 million in agreed upon prepayments, $27.6 million was paid in the first quarter of 2016.
$27.3 Million Credit Facility
During the first quarter of 2016, $23.3 million was drawn down on this facility to finance the delivery of two Ultramax vessels delivered from Imabari Shipbuilding Co. Ltd. This facility will mature in February 2021. The terms and conditions of this facility, including covenants, are similar to those in the Company's existing credit facilities and customary for facilities of this type.
In February 2016, the Company reached an agreement in principle with the lender to add four quarterly installment payments to the balloon payment in exchange for an advance principal repayment of approximately $1.6 million. As a result of this agreement, the Company will not have to make the next eight quarterly installment payments totaling $3.1 million. The agreement was executed in April 2016 at which time we made the prepayment.
$411.3 Million Credit Facility
As of December 31, 2015, the three Capesize vessels collateralizing this facility were classified as held for sale. Upon completion of the sale of these vessels in January 2016, the loan was fully repaid and the remaining total commitments have been canceled.

$42 Million Credit Facility
On February 15, 2016, the Company signed an amendment with a leading European financial institution for a $10.9 million upsize to its original $42 million senior secured credit facility. The proceeds of the upsized commitment financed a portion of the purchase price of one Ultramax vessel that was delivered to the Company in Q3 2015 from Imabari Shipbuilding Co. Ltd. On February 17, 2016, the Company drew down $10.9 million on this facility. Upon draw down we simultaneously prepaid the first four quarterly repayments and will not have to make the next eight quarterly repayments as mentioned below. This facility will mature in September 2021. The terms and conditions of this facility, including covenants, are similar to those in the Company's existing credit facilities and customary for facilities of this type.
In February 2016, the Company reached an agreement with the lender to add four quarterly installment payments to the balloon payment in exchange for an advance principal repayment of approximately $3.2 million. As a result of this agreement, the Company will not have to make the next eight quarterly installment payments totaling $6.5 million.
$39.6 Million Credit Facility
In March 2016, the Company reached an agreement with the lender to add four quarterly installment payments to the balloon payment in exchange for an advance principal repayment of approximately $2.8 million. As a result of this agreement, the Company will not have to make the next eight quarterly installment payments totaling $4.7 million.
$409.0 Million Credit Facility
During the first quarter of 2016, $33.3 million was drawn down on this facility to finance the delivery of two Kamsarmax vessels delivered from Jiangsu Yangzijiang Shipbuilding Co., Ltd. and Hudong-Zhonghua (Group) Co., Ltd. Upon draw down we simultaneously prepaid the first four quarterly repayments and will not have to make the next eight quarterly repayments as mentioned below. This facility will mature in December 2020. The terms and conditions of this facility, including covenants, are similar to those in the Company's existing credit facilities and customary for facilities of this type.
In February 2016, the Company reached an agreement in principle with the lender to add four quarterly installment payments to the balloon payment in exchange for an advance principal repayment of approximately $14.5 million (calculated on the basis of loan amounts available for undelivered ships and adjusted for the recent cancellation of a shipbuilding contract as announced on April 3, 2016). As a result of this agreement, the Company will not have to make the next eight quarterly installment payments totaling $29.1 million (calculated on the basis of loan amounts available for the undelivered ships and adjusted for the recent cancellation of a shipbuilding contract as announced on April 3, 2016). $7.9 million of the prepayment was made in the first quarter of 2016. The agreement was executed in April 2016.
In April 2016, $12.8 million was drawn down on this facility to finance the delivery of an Ultramax vessel delivered from Mitsui Engineering & Shipbuilding Co., Ltd. Upon draw down we simultaneously prepaid the first four quarterly repayments and will not have to make the next eight quarterly repayments as mentioned above.
$330.0 Million Credit Facility
During the first quarter of 2016, $27.1 million was drawn down on this facility to finance the delivery of one Kamsarmax vessel delivered from Hudong-Zhonghua (Group) Co., Ltd. and one Ultramax vessel delivered from Chengxi Shipyard Co. Ltd. This facility will mature in July 2021. The terms and conditions of this facility, including covenants, are similar to those in the Company's existing credit facilities and customary for facilities of this type.

In March 2016, the Company reached an agreement with the lender to not make $13.8 million of the next four quarterly installment payments in exchange for an advance principal repayment of approximately $13.8 million. In addition, the lenders also agreed to extend the availability period of the credit facility to June 30, 2017 (from December 31, 2016) in order to accommodate delivery delays of certain vessels as described above in this press release.
$67.5 Million Credit Facility
During the first quarter of 2016, $12.3 million was drawn down on this facility to finance the delivery of one Ultramax vessel delivered from Chengxi Shipyard Co. Ltd. Upon draw down we simultaneously prepaid the first three quarterly repayments. This facility will mature the date falling 7 years after the drawdown date applicable to the fourth financed vessel and, if earlier, December 2023. The terms and conditions of this facility, including covenants, are similar to those in the Company's existing credit facilities and customary for facilities of this type.

In February 2016, the Company reached an agreement in principle with the lender to add four quarterly installment payments to the balloon payment in exchange for an advance principal repayment of approximately $4.3 million (calculated on the basis of loan amount available for the undelivered ship). As a result of this agreement, the Company will not have to make the next eight quarterly installment payments totaling $8.7 million (calculated on the basis of loan amount available for the undelivered ship). The agreement was executed in April 2016 at which time we made a prepayment of $3.2 million.
We made the following drawdowns from our credit facilities during the three months ended March 31, 2016:

	Credit facility	Drawdown amount ($ thousands)	Collateral
1	$27.3 Million Credit Facility	$11,750	SBI Achilles
2	$330 Million Credit Facility	14,175	SBI Lambada
3	$330 Million Credit Facility	12,900	SBI Hercules
4	$409 Million Credit Facility	16,122	SBI Rock
5	$409 Million Credit Facility	17,221	SBI Reggae
6	$27.3 Million Credit Facility	11,500	SBI Hermes
7	$67.5 Million Credit Facility	12,300	SBI Perseus
8	$42 Million Credit Facility	10,875	SBI Tango
As of April 29, 2016, the Company had $209.2 million in cash and cash equivalents. As of April 29, 2016, the Company’s outstanding debt balance, and amount available to draw is as follows (dollars in thousands):

	As of March 31, 2016	As of April 29, 2016
Credit facility	Amount outstanding	Amount outstanding	Amount available *
Senior Notes	$73,625	$73,625	$—
$39.6 Million Credit Facility	22,538	22,538	—
$409 Million Credit Facility	106,476	118,376	86,850
$330 Million Credit Facility	186,984	186,984	105,000
$42 Million Credit Facility	44,290	44,290	—
$67.5 Million Credit Facility	41,307	38,144	16,350
$12.5 Million Credit Facility	11,554	11,554	—
$27.3 Million Credit Facility	23,250	21,700	—
Total	$510,024	$517,211	$208,200

*	Reflects the maximum loan amount available on undrawn vessels.

Newbuilding Program
Our Newbuilding Program consists of contracts for the construction of 48 dry bulk vessels, comprised of 28 Ultramax newbuildings, and 20 Kamsarmax newbuildings. Of this total, through April 29, 2016, we have taken delivery of 14 Kamsarmax vessels and 20 Ultramax vessels. The aggregate construction price for the remaining 14 dry bulk vessels is $406.6 million. Of this amount, $256.9 million remains unpaid as of April 29, 2016 and is scheduled to be paid in installments through the delivery dates of each vessel. The estimated future payment dates, which reflect the agreements in principle described above with certain shipyards in China to delay the scheduled delivery of eight vessels, and amounts are as follows (dollars in millions) (1):

Q2 2016	$75.1	(2)
Q3 2016	41.3
Q4 2016	98.3
Q1 2017	21.1
Q2 2017	21.1
	$256.9

(1)	These are estimates only and are subject to change as construction progresses.

(2)	Relates to payments expected to be made from April 29, 2016 to June 30, 2016. This excludes $19.7 million paid from April 1, 2016 to April 29, 2016.
Explanation of Components of Financial Results for the three months ended March 31, 2016 and 2015
The Company had a GAAP net loss of $58.3 million, or $1.96 loss per diluted share for the first quarter of 2016 compared with a GAAP net loss of $52.1 million, or $3.60 loss per diluted share for the first quarter of 2015. Excluding a loss/write off of vessels and assets held for sale of $12.4 million, a write off of deferred financing costs on credit facilities that will no longer be used of $2.5 million and a charterhire contract termination fee of $10.0 million adjusted net loss for the first quarter of 2016, was $33.4 million, or $1.12 adjusted loss per diluted share. Excluding a write down of assets held for sale of $31.8 million and the write off of deferred financing costs on credit facilities that will no longer be used of $3.5 million adjusted net income for the first quarter of 2015, was $16.8 million or $1.16 adjusted loss per diluted share (see Non-GAAP Financial Measures below).
Time charter equivalent, or TCE revenue, a Non-GAAP financial measure, is vessel revenues less voyage expenses (including bunkers, port charges, broker fees and other miscellaneous expenses that we are unable to recoup under time charter and pool arrangements). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management.
TCE revenue was $10.2 million for the first quarter of 2016 and is associated with a day weighted average of seven vessels time chartered-in and 31 owned vessels, comprised of 13 Kamsarmax vessels and 18 Ultramax vessels compared to TCE revenue of $12.3 million during the first quarter of 2015, associated with chartering in a day weighted average of 15 vessels and six vessels owned. (See the Company’s Fleet List below for the complete list of our vessels owned.) TCE revenue per day was $3,404 and $6,652 for the first quarter of 2016 and 2015, respectively (see the breakdown of daily TCE averages below). The decrease in TCE revenue per day is due to the number of back hauls performed by our fleet during the period as well as a reduced rates resulting from the weakness in the dry bulk market, as reflected by the Baltic Dry Index (“BDI”). After falling to an all-time low of 290 in February of 2016, the BDI has rebounded slightly but remains at depressed levels. The decrease in the rates we earned outweighed the increase in revenue days associated with the increase in the average vessels operated causing total TCE revenue to decrease versus the prior year period.
Vessel operating costs for the first quarter of 2016 were $15.3 million related to 31 vessels owned on average during the period, including approximately $1.3 million of takeover costs associated with new deliveries. These takeover costs will decrease as our newbuildings are delivered. Vessel operating costs for the first quarter of 2015 were $2.8 million related to six vessels owned, on average, during the related period.

Charterhire expense was $8.5 million and $16.0 million for the first quarter of 2016 and 2015, respectively, reflecting the reduction in the number of vessels time chartered-in. Charterhire expense is expected to drop to approximately $3.6 million in the second quarter of 2016 and then to approximately $2.7 million per quarter for the remainder of the year. During the quarter we also recorded a $10.0 million charge to terminate four time charter-in contracts. Termination of these contracts reduces our future cash outflow by approximately $10.3 million net of the termination fee and will also have a positive impact on our future operating results as the contracts were at above current market rates. See the Company’s Fleet List below for the terms of these agreements.
Depreciation for the first quarters of 2016 and 2015 was $7.3 million and $1.6 million, respectively and relates to 31 and six vessels owned, respectively, on a weighted average basis, during the periods.
General and administrative expense was $7.8 million and $8.5 million for the first quarter of 2016 and 2015, respectively and included $4.5 million and $6.1 million of restricted stock amortization. The decrease in restricted stock amortization is due to the reversal of expense related to forfeited awards and new grants having a lower grant date fair value than those that are running off due to being fully expensed. This decrease was partially offset by an increase in commercial management fees, due to the increase in the size of our fleet, employee separation costs, and an increase in directors’ fees due to two additional independent directors, as well as an increase in the number of board of director and committee meetings.
During the first quarter of 2016, the Company recorded a loss/write off of vessels and assets held for sale of $12.4 million of which $11.6 million related to the cancellation of a shipbuilding contract for a Kamsarmax bulk carrier that was expected to be delivered in April 2016 and $0.8 million in additional expenses related to vessels held for sale at December 31, 2015. The loss recorded in the prior year period was associated with writing down four contracts to construct vessels that were classified as held for sale. These four contracts to construct vessels include one Kamsarmax construction contract and three contracts for construction of LR1 product tankers.
In the first quarters of 2016 and 2015, we wrote off $2.5 million and $3.5 million, respectively, of deferred financing costs accumulated on credit facilities for which the commitments were reduced pursuant to the removal from the facilities of certain vessels that have been sold or classified as held for sale.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Operations (unaudited)
(Dollars in thousands, except per share data)

	Three months ended March 31,
	2016	2015
Revenue:
Vessel revenue	$10,244	$12,270
Operating expenses:
Voyage expenses	65	—
Vessel operating costs	15,315	2,846
Charterhire expense	8,544	16,023
Charterhire contract termination charge	10,000	—
Vessel depreciation	7,292	1,567
General and administrative expenses	7,787	8,481
Loss/write off of vessels and assets held for sale	12,433	31,752
Total operating expenses	61,436	60,669
Operating loss	(51,192)	(48,399)
Other (expense) income:
Interest income	93	68
Foreign exchange (loss) gain	(118)	69
Financial expense, net	(7,043)	(3,803)
Total other (expense) income	(7,068)	(3,666)
Net loss	$(58,260)	$(52,065)

Loss per common share- basic and diluted (1)	$(1.96)	$(3.60)
Weighted-average shares outstanding- basic and diluted (1)	29,794,055	14,454,515

(1)
Diluted weighted average shares outstanding excludes the impact of restricted shares for the three months and years ended March 31, 2016 and 2015, as the impact would be anti-dilutive since the company is in a net loss position.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Balance Sheets (unaudited)
(Dollars in thousands, except per share data)

	March 31,	December 31,
	2016	2015
Assets
Current assets
Cash and cash equivalents	$230,185	$200,300
Due from charterers	10,064	8,197
Prepaid expenses and other current assets	5,903	11,247
Assets held for sale	—	172,888
Total current assets	246,152	392,632
Non-current assets
Vessels, net	977,525	764,454
Vessels under construction	205,729	288,282
Deferred financing costs, net	15,896	12,807
Other assets	21,566	27,261
Total non-current assets	1,220,716	1,092,804
Total assets	$1,466,868	$1,485,436

Liabilities and shareholders’ equity
Current liabilities
Bank loans	$25,281	$110,226
Accounts payable and accrued expenses	15,312	16,838
Total current liabilities	40,593	127,064
Non-current liabilities
Bank loans	411,119	350,216
Senior Notes	73,625	73,625
Total non-current liabilities	484,744	423,841
Total liabilities	525,337	550,905
Shareholders’ equity
Common stock, $0.01 par value per share; authorized 56,250,000 shares; issued and outstanding 49,717,863 and 28,686,561 shares as of March 31, 2016 and December 31, 2015, respectively	497	287
Paid-in capital	1,632,955	1,567,905
Accumulated deficit	(691,921)	(633,661)
Total shareholders’ equity	941,531	934,531
Total liabilities and shareholders’ equity	$1,466,868	$1,485,436

Scorpio Bulkers Inc. and Subsidiaries
Statements of Cash Flows (unaudited)
(Dollars in thousands)

	For the three months ended March 31,
	2016	2015
Operating activities
Net loss	$(58,260)	$(52,065)
Adjustment to reconcile net loss to net cash used by
operating activities:
Restricted stock amortization	4,514	6,064
Vessel depreciation	7,292	1,567
Amortization of deferred financing costs	834	228
Write off of deferred financing costs	2,456	3,530
Loss/write off of vessels and assets held for sale	10,555	31,752
Changes in operating assets and liabilities:
Decrease in amounts due from charterers	(2,599)	1,433
Increase in prepaid expenses and other current assets	4,500	1,156
Increase in accounts payable and accrued expenses	3,185	(4,169)
Net cash used in operating activities	(27,523)	(10,504)
Investing activities
Proceeds from sale of assets held for sale	269,376	—
Payments on assets held for sale	(98,445)	(19,756)
Payments for vessels and vessels under construction	(148,365)	(188,343)
Net cash provided by (used in) investing activities	22,566	(208,099)
Financing activities
Proceeds from issuance of common stock	60,703	(239)
Proceeds from issuance of long-term debt	106,843	106,388
Repayments of long-term debt	(130,885)	(917)
Debt issue costs paid	(1,819)	(12,340)
Net cash provided by financing activities	34,842	92,892
Increase (decrease) in cash and cash equivalents	29,885	(125,711)
Cash at cash equivalents, beginning of period	200,300	272,673
Cash and cash equivalents, end of period	$230,185	$146,962

Scorpio Bulkers Inc. and Subsidiaries
Other Operating Data (unaudited)
(Dollars in thousands)

	For the three months ended March 31,
	2016	2015
Time charter equivalent revenue (1):
Vessel revenue	$10,244	$12,270
Voyage expenses	(65)	—
Time charter equivalent revenue	$10,179	$12,270
Time charter equivalent revenue attributable to:
Kamsarmax	$4,360	$7,128
Ultramax	5,819	4,463
Capesize	—	679
	$10,179	$12,270
Revenue days:
Kamsarmax	1,309	1,140
Ultramax	1,681	651
Capesize	—	54
Combined	2,990	1,845
TCE per revenue day (1):
Kamsarmax	$3,331	$6,252
Ultramax	$3,462	$6,855
Capesize	$—	$12,676
Combined	$3,404	$6,652

(1)
We define Time Charter Equivalent (TCE) revenue as voyage revenues less voyage expenses. Such TCE revenue, divided by the number of our available days during the period, or revenue days, is TCE per revenue day, which is consistent with industry standards. TCE per revenue day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

We report TCE revenue, a non-GAAP financial measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable U.S.-GAAP measure, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors.

Fleet List as of April 29, 2016
Owned vessels delivered from shipyards

Vessel Name	Year Built	DWT	Vessel Type
SBI Cakewalk	2014	82,000	Kamsarmax
SBI Charleston	2014	82,000	Kamsarmax
SBI Samba	2015	84,000	Kamsarmax
SBI Rumba	2015	84,000	Kamsarmax
SBI Capoeira	2015	82,000	Kamsarmax
SBI Electra	2015	82,000	Kamsarmax
SBI Carioca	2015	82,000	Kamsarmax
SBI Conga	2015	82,000	Kamsarmax
SBI Flamenco	2015	82,000	Kamsarmax
SBI Bolero	2015	82,000	Kamsarmax
SBI Sousta	2016	82,000	Kamsarmax
SBI Rock	2016	82,000	Kamsarmax
SBI Lambada	2016	82,000	Kamsarmax
SBI Reggae	2016	82,000	Kamsarmax
Total Kamsarmax		1,152,000

SBI Antares	2015	61,000	Ultramax
SBI Athena	2015	64,000	Ultramax
SBI Bravo	2015	61,000	Ultramax
SBI Leo	2015	61,000	Ultramax
SBI Echo	2015	61,000	Ultramax
SBI Lyra	2015	61,000	Ultramax
SBI Tango	2015	61,000	Ultramax
SBI Maia	2015	61,000	Ultramax
SBI Hydra	2015	61,000	Ultramax
SBI Subaru	2015	61,000	Ultramax
SBI Pegasus	2015	64,000	Ultramax
SBI Ursa	2015	61,000	Ultramax
SBI Thalia	2015	64,000	Ultramax
SBI Cronos	2015	61,000	Ultramax
SBI Orion	2015	64,000	Ultramax
SBI Achilles	2016	61,000	Ultramax
SBI Hercules	2016	64,000	Ultramax
SBI Perseus	2016	64,000	Ultramax
SBI Hermes	2016	61,000	Ultramax
SBI Zeus	2016	60,200	Ultramax
Total Ultramax		1,237,200
Total Owned Vessels DWT		2,389,200

Vessels under construction

Kamsarmax
	Vessel Name	Expected Delivery (1)	DWT	Shipyard
1	Hull S1726A - TBN SBI Zumba	Q3-16	82,000	Hudong
2	Hull S1231 - TBN SBI Macarena	Q4-16	82,000	Hudong
3	Hull S1735A - TBN SBI Parapara	Q4-16	82,000	Hudong
4	Hull S1736A - TBN SBI Mazurka	Q4-16	82,000	Hudong
5	Hull S1232 - TBN SBI Swing	Q1-17	82,000	Hudong
6	Hull S1233 - TBN SBI Jive	Q2-17	82,000	Hudong
	Kamsarmax NB DWT		492,000

Ultramax
	Vessel Name	Expected Delivery (1)	DWT	Shipyard
1	Hull 1907 - TBN SBI Hera	Q2-16	60,200	Mitsui
2	Hull 1911 - TBN SBI Poseidon	Q2-16	60,200	Mitsui
3	Hull 1912 - TBN SBI Apollo	Q2-16	60,200	Mitsui
4	Hull NE194 - TBN SBI Hyperion	Q2-16	61,000	Nacks
5	Hull NE195 - TBN SBI Tethys	Q2-16	61,000	Nacks
6	Hull CX0655 - TBN SBI Samson	Q4-16	64,000	Chengxi
7	Hull CX0613 - TBN SBI Phoebe	Q3-16	64,000	Chengxi
8	Hull CX0656 - TBN SBI Phoenix	Q4-16	64,000	Chengxi
	Ultramax NB DWT		494,600
	Total Newbuild DWT		986,600
As used in this earnings release “Chengxi” refers to Chengxi Shipyard Co., Ltd., “Hudong” refers to Hudong-Zhonghua Shipbuilding (Group) Co., Inc., “Mitsui” refers to Mitsui Engineering & Shipbuilding Co. Ltd., and “Nacks” refers to Nantong COSCO KHI Ship Engineering Co.

(1)	Expected delivery date relates to the quarter during which each vessel is currently expected to be delivered from the shipyard.
Time chartered-in vessels
The Company has time chartered-in three dry bulk vessels. The terms of the time charter-in contracts are summarized as follows:

Vessel Type	Year Built	DWT	Where Built	Daily Base Rate	Earliest Expiry
Kamsarmax	2012	82,000	South Korea	$15,500	30-Jul-17	(1)
Panamax	2004	77,500	China	$14,000	03-Jan-17	(2)
Supramax	2008	58,000	China	$12,250	12-Jun-16	(3)
Total TC DWT		217,500

(1)
This vessel has been time chartered-in for 39 to 44 months at the Company’s option at $15,500 per day. The Company has the option to extend this time charter for one year at $16,300 per day. The vessel was delivered on April 23, 2014.

(2)
This vessel has been time chartered-in for 32 to 38 months, with such term to be determined at the Company’s option at $14,000 per day. The agreement also contains a profit and loss sharing provision whereby, commencing upon the termination of the time charter-in agreement, we split all of the vessel’s profits and losses with the vessel’s owner for a period of two years.  The vessel was delivered on May 3, 2014.

(3)
This vessel has been time chartered-in for 21 to 25 months at the Company’s option at $12,250 per day. The Company has the option to extend this time charter for one year at $13,000 per day. The vessel was delivered on September 13, 2014.

Conference Call Details:
Tuesday, May 03, 2016 at 10:00 AM, Eastern Standard Time and 4:00 PM Central European Time.
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (888) 820-9415 (U.S.) or 1 (913) 312-0398 (International). The conference participant passcode is 6814522. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
Slides and Audio Webcast:
There will also be a simultaneous live webcast over the internet, through the Scorpio Bulkers Inc. website www.scorpiobulkers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: https://www.webcaster4.com/Webcast/Page/608/14852
About Scorpio Bulkers Inc.
Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities. Scorpio Bulkers Inc. currently owns 34 vessels, consisting of 14 Kamsarmax vessels and 20 Ultramax vessels. The Company also time charters-in three dry bulk vessels (consisting of one Supramax, one Panamax and one Kamsarmax vessels) and has contracted for 14 dry bulk vessels consisting of six Kamsarmax and eight Ultramax), from shipyards in Japan and China. Upon final delivery of all of the vessels the owned fleet is expected to have a total carrying capacity of approximately 3.4 million deadweight tonnes. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.

Non-GAAP Financial Measures
This press release describes adjusted net loss and related per share amounts, which is not a measure prepared in accordance with GAAP. We believe the non-GAAP financial measure presented in this press release provides investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with GAAP.
Adjusted net loss
In thousands, except per share data

	For the three months ended March 31,
	2016		2015
	Amount (unaudited)	Per share(unaudited)	Amount (unaudited)	Per share (unaudited)
Net loss	$(58,260)	$(1.96)	$(52,065)	$(3.60)
Adjustments:
Loss/write off of vessels and assets held for sale	12,433	0.42	31,752	2.20
Write down of deferred financing cost	2,456	0.08	3,530	0.24
Charterhire contract termination charge	10,000	0.34	—	—
Total adjustments	24,889	0.84	35,282	2.44
Adjusted net loss	$(33,371)	$(1.12)	$(16,783)	$(1.16)

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)